UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Amendment Number 4

to

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

STAT SOFTWARE, INC.
(Name of Small Business Issuer in its charter)

Nevada	76-0702680
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2061 East Sahara Avenue Las Vegas, Nevada 89104
(Address of principal executive offices)

Issuer’s telephone number:  (702) 732-2744

Securities to be registered under section 12(b) of the Act:

Title of Each Class to be so registered	Name on each exchange on which each class is to be registered

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share

Forward Looking Statements

Some of the statements contained in this Form 10-SB that are not historical facts are “forward-looking statements” which can be identified by the use of terminology such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative or other variations, or by discussions of strategy that involve risks and uncertainties.  We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses.  No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.  Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.  As we have not registered our securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

Part I

Item 1.  Description of Business

Business Development

We were incorporated in the State of Nevada on June 13, 2002, under the name STAT Software, Inc.  We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the United States Securities and Exchange Commission.  Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

We have never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Since our formation, our efforts had been devoted primarily to startup and development activities, which include the following:

1.

Formation of the Company and obtaining start-up capital;

2.

Obtaining capital through sales of our common stock;

3.

Developing our corporate hierarchy, including naming directors to our board, appointing our executive officers and setting forth a business plan; and

4.

Developing our information technology consulting services.

Business of Issuer

Principal Products and Principal Markets

We are an information technology consulting, development and research firm.  We provide information technology and consulting services such as internet accessible and software development services, as well as technology-related business research and testing services to small- and medium-sized business that have between one and 100 employees or no in-house information technology department.  Southern Nevada is currently the sole market for our products and services

Our customers are currently in the financial, professional, education and municipal sectors, although we intend to broaden our customer base to encompass clients in other industries.  We design, build and maintain custom financial and business automation software applications on a customer-by-customer basis.  Our software applications are custom designed by our independent contractors, are not purchased from any third-party software company and are unique to each client.  We may purchase commercially available software for clients’ needs and uses and plan to adhere to all licensing agreements pertinent to that product.  To date, we have provided the following revenue generating products and services:

1.

Custom financial and office automation software, such as automating customer intake and client record keeping, integrating client and financial records and back office book bookkeeping;

2.

Secure off-site access to office information and services, such as using internet-enabled software using secure internet protocols, encryption or virtual private network software;

3.

Installation and maintenance of customer on-site services;

4.

Training customers to use software applications for greater efficiency;

5.

24-hour support services; and

6.

Integrating third-party software solutions to solve office problems, such as consulting with clients to identify which existing third-party software or hardware best solves individual needs.

Our software enhances a client’s existing processes and facilitates movement into computer- and network-based systems.  Our software is designed to streamline business operations and more efficiently and flexibly manage information, by horizontally installing customized hardware and software solutions as a service to our clients to minimize customer risk, network outages and exposure of customer information.  In addition to designing and building applications, we also perform back office development for companies and organizations, as well as integration of third-party software, as necessary.  Our key initial product and service categories include:

•

Custom financial and office automation software,

•

Secure off-site access to office information and services,

•

Installation and maintenance of customer on-site services,

•

Training customers to use applications for greater efficiency,

•

Integrating third party software solutions to solve office problems and

•

Computer and information technology consulting.

We provide a 24-hour, seven-day a week, telephone number for clients to report problems and obtain technical support.  Our officers, directors and independent contractors assist in providing this 24-hour support to clients, as needed.  In the event a live person is unable to answer the call or is unavailable, an answering device will take a message from the client and someone from our company will return the call within a reasonable time frame.

We retain all rights, titles and interests, including all copyrights, patent rights and trade secrets to our materials until full payment is received from the client for which the custom application was created.  Upon receipt of compensation in full, the client shall own the custom applications but shall agree to make no other commercial use or distribution of the applications without our prior written consent.

The emergence of information technology services into the corporate business model has provided opportunities for small-to medium-sized businesses to streamline operations in order to compete on a level plane with larger companies.  Sophisticated information technologies allow smaller companies to compete and integrate their services with the same information, the same speed, but with more nimbleness than larger and more cumbersome and multi-layered companies are able to.  We intend to focus our efforts on marketing our services and products to these small- and medium-sized companies.

Distribution Methods of Our Products

We believe that building awareness of STAT Software is important in expanding our customer base.  We currently advertise over the Internet via our website at www.statsoftware.net.  We are also reliant upon referrals from past and current customers, as well as from personal and professional contacts of our management and independent contractors.  The recurring costs of our marketing efforts or negligible.

We cannot assure you that we will be successful in attracting new customers, or retaining the future business of existing customers.  If we fail to attract and retain customers, we would be unable to generate revenues to support continuing operations.

Competitive Business Conditions and the Issuer’s Competitive Position

The information technology industry is very competitive and highly fragmented and is characterized by pressures to incorporate new capabilities, accelerate job completion schedules and reduce prices.  We attempt to provide our clients with a complete range of information technology services, including software applications and information technology consulting.  Our goal is to be our client’s sole supplier of technology services.  We are a small company competing generally in the information technology industry seeking to provide a wide range of information technology services.  As such, we face competition from a number of sources, including large software and consulting firms and other information technology service providers, who currently provide or are beginning to make available similar product and service offerings that compete with ours.

We believe that the principal competitive factors pervading in the market include:

1.

breadth and integration of service offerings,

2.

cost and quality of service,

3.

client relationships,

4.

technical knowledge and creative skills,

5.

reliability,

6.

ability to attract and retain quality professionals,

7.

brand recognition,

8.

reputation and

9.

ability to service all of a client’s computer systems needs.

We are a small, start-up company with limited sources of revenues and a small customer base.  Some of our competitors and potential competitors have longer operating histories, longer client relationships and greater financial, management, technology, development, sales, marketing and other resources than we do.  Competition depends to a large extent on clients' perception of the quality and creativity as well as the technical proficiency of our information technology services and those of our competitors.  To the extent we lose clients to our competitors because of dissatisfaction our services, or if our reputation is adversely impacted for any other reason, our future operating performance could be materially and adversely affected.

Dependence on one or a few major customers

We have two recurring clients, upon whom we are significantly dependent for our current revenues.  Both customers are related parties.  The first client, LRS, Systems, Ltd., which was formerly known as Legal Rehabilitation Services, accounts for approximately $1,500.00 per month of our revenues.  During the three month period ended March 31, 2003, LRS accounted for approximately 59% of our revenues.  We do not have a contract with LRS, and are working with them on a month-to-month basis.

Our second recurring customer is NevWest Securities Corporation, with which we have a contract for services effective through November 2005 at a rate of $750.00 per month.  We generated 41% of our revenues during the first quarter of 2004.

Government Approval of Principal Products or Services

To the best of our management’s knowledge, our products and services do not require government licensing or approval.

Effect of Existing or Probable Government Regulations

We believe that we are in compliance with, and will be able to comply, in all material respects, with laws and regulations governing our operations.  However, certain of the products we develop or services we provide utilize the Internet for various functions, and due to concerns arising in connection with the increasing popularity and use of the Internet, a number of laws and regulations may be adopted covering issues such as user privacy, pricing, characteristics, acceptable content, taxation and quality of products and services, which could be considered applicable to our products and services.  Such legislation could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, which could have a material adverse effect on our business, results of operations and financial condition.  There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that we might not unintentionally violate such laws or that such laws will not be modified or new laws enacted, in the future.  Any of the foregoing developments could adversely affect our financial condition.

Estimate of the Amount Spent on Research and Development Activities

We design, build and maintain custom financial and business automation software applications.  These software applications are customized by independent contractors, are not purchased from any third-party software company and are unique to each client.  Since our inception, we have expended $12,212 on research and development through March 31, 2004.

Employees

We do not have any employees.  Instead, we presently rely on the efforts of our directors and executive officers.  Our Douglas P. Condie, our President, Michael L. Kelley, our Vice-President, Richard B. Vincent, our Treasurer and Mary Anne Miller, our Secretary, each devotes an average of 20-40 hours per month to our operations, as may be required.  In addition, significantly all of our services and products are provided and developed by two independent contractors who receive payment on a per-project basis.  We believe that our operations are currently on a small scale that is manageable by these individuals.

Reports to Security Holders

Annual Reports

We intend to deliver annual reports to security holders and the United States Securities and Exchange Commission on Form 10-KSB in accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, as amended.  Such annual reports will include audited financial statements.

Periodic Reports with the SEC

As of the date of this registration statement, we have not been filing periodic reports with the SEC.  However, the purpose of this registration statement is to become a fully reporting company on a voluntary basis.  Hence, we will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

Availability of Filings

You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 2.  Management’s Plan of Operation and Analysis of Results of Operations and Financial Condition

We were incorporated on June 13, 2002.  Our efforts to date have focused primarily on recruiting independent contract labor and on the development of biometric security products that use individually unique physical characteristics for identification and security purposes, inventory database applications and secure on-line education products.

We generated $52,588 in revenues from our inception to March 31, 2004.  For the three months ended March 31, 2004, we generated $9,250 in revenues, as compared to $0 revenues for the three months ended March 31, 2003.  During the year ended December 31, 2003, we generated $41,088.  All revenues were derived from sales of information technology services and software products to two clients, both of which are related parties.

Cost of revenues since our inception aggregated $50,038, of which $16,500 was paid to Douglas Condie, an officer and director, for performing services related to our information technology products and services.  For the three months ended March 31, 2004, cost of revenues was $8,538, of which $2,000 was paid to Mr. Condie.  During the year ended December 31, 2003, cost of revenues totaled $39,725, of which $12,725 was paid to Douglas Condie.

Total expenses since our inception to March 31, 2004 were $65,951.  Approximately $17,500 of that amount was paid in consulting fees on June 13, 2002, in the form of 825,000 shares of our common stock issued to Michael Kelley and 330,000 shares issued to Douglas Condie, both of whom are our officers and directors, as founders’ shares in exchange for consulting services rendered related to the formation and organization of our Company.  Additionally, $12,500 of our expenses were used for general and administrative purposes and was paid to Richard Vincent, an officer and director, in exchange for the use of office space for a period of one year at a rate of $1,042 per month.  Mr. Vincent received 825,000 shares of our common stock in exchange for the use of this office space.  We expect to continue to use shares of our common stock to pay for various of our future expenses.  For the three months ended March 31, 2004, our total expenses were $7,270.  Of that amount, approximately $3,997 was used for general and administrative expenses, $2,962 for research and development and $311 in depreciation expense.  During the year ended December 31, 2003, our expenses aggregated $25,517, comprised primarily of $8,775 in research and development, $11,329 in general and administrative expenses and $4,736 in organizational and offering costs.

Resultantly, we incurred a net loss of $63,401 since our inception to March 31, 2004.  For the three month period ended March 31, 2004, our net loss was $6,558.  During the year ended December 31, 2003, we experienced a net loss of $24,154.Since our incorporation, we have raised capital through sales of our common equity.  All told, we raised $70,700 in cash from sales of our common stock.  We believe that our cash on hand as of March 31, 2004 of $35,379 is sufficient to continue operations for the next at least 12 months without significant increases in revenues or additional capital infusions.  Our recurring cash expenditures are approximately $5,000 per month, while our revenues for the foreseeable future total approximately $2,250 per month.  At this rate, we expect to have negative cash flows of approximately $33,000 for the fiscal year 2004.  However, if our costs of operations increase unexpectedly, we may need to raise additional capital by issuing equity or debt securities in exchange for cash.  There can be no assurance that we will be able to secure additional funds in the future to stay in business.  Our principal accountants have expressed substantial doubt about our ability to continue as a going concern because we have limited operations and have not commenced planned principal operations.

It is likely that in order for us to secure additional revenue sufficient to cover the costs of operations we shall have to aggressively market our products and services, thereby securing additional clientele/customers.  The principal limiting factor in terms of our ability to increase marketing is the lack of sufficient capital.  In the absence of additional capital, we may be compelled to cut costs further including but not limited to personnel costs.  If we cannot secure additional capital and cannot sufficiently cut costs, it is likely that we will not be able to continue as a going concern.  We have two options potentially available to us with respect to securing additional capital.  First, it is possible that our officers and directors may contribute additional capital.  However, at this point, there is no formal agreement or understanding obliging any officer or director to contribute any additional capital.  No statement contained in this disclosure should be construed in such a manner as to imply any degree of likelihood regarding this event.  The second option potentially available to us is to engage in a subsequent sale or distribution of securities in an effort to raise additional capital.  We believe that by securing status as a fully-reporting issuer, current in our filings, with the Securities and Exchange Commission, may have the effect of increasing the probability of success of such an offering.  No such offering has been planned as of the date of this filing and no statement made in this disclosure is meant to imply that such an offering shall be conducted definitively and if conducted would be successful.  Our failure to continue operations at break even or profitability is certain to prevent the company from continuing as a going concern.

We design, build and maintain custom financial and business automation software applications.  These software applications are customized by independent contractors, are not purchased from any third-party software company and are unique to each client.  We have developed and implemented two software systems, from which our revenues are being generated.  We expect to continue to design, build and maintain customized software, as well as expending our efforts to research and develop biometric security products.  There are no plans to discontinue any aspect of our current operations.  Since our inception, we have expended an aggregate of $12,212 on research and development through March 31, 2004.

There are no known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on our revenues from continuing operations.  Additionally, we do not believe that our business is subject to seasonal factors.

We currently do not own any significant plant or equipment that we would seek to sell in the near future.

Our management does not anticipate the need to hire additional full- or part- time employees over the next 12 months, as the services provided by our officers and directors appear sufficient at this time.  We believe that our operations are currently on a small scale that is manageable by a few individuals.  We intend to hire independent contractors to assist with software development and service fulfillment.  We currently utilize the services of two such contractors.  These contractors are not expected to be paid salaries; instead they will be paid on a contract basis as work is completed.  Thus, these individuals are not intended to be employees of our company.

We have not paid for expenses on behalf of any of our directors.  Additionally, we believe that this fact shall not materially change.

Risk Factors

We may be unable to continue as a going concern if we fail to generate sufficient revenues.

We are a development stage entity with limited operations.  We will not be profitable until we establish a broader customer base for our products and derive substantial revenues from our sales.  We expect to continue to lose money unless we are able to generate sufficient revenues and cash flows.  There are no assurances that we will be able to generate sales.  If we are unable to generate sufficient revenues and cash flows to meet our costs of operations, we may be forced to cease our business.

We may be unable to continue as a going concern if we fail to obtain additional capital.

We have cash on hand in the amount of $35,379.  Additional financing might become necessary at some point in the future to maintain or expand our business.  Unfortunately, such financing may not be available on favorable terms, if at all.  Unless we begin to generate sufficient revenues to finance operations as a going concern, we may experience liquidity and solvency problems.  Such liquidity and solvency problems may force us to go out of business if additional financing is not available.

If we are unable to generate market acceptance for our products and services, we will be unable to generate sufficient revenues to meet our expenses.

Our primary business model is to generate revenues by designing and developing custom business applications and providing access to financial and business information over secure network connections.  The profit potential of our business model is unproven, and, to be successful, we must, among other things, develop and market solutions that achieve broad market acceptance and recognition by its customers.  There can be no assurance that our products and services will achieve broad market acceptance.  Furthermore, there is intense competition among developers of customized applications and a variety of related pricing models have developed, making it difficult to project future levels of revenues and applicable gross margins that can be sustained by us.  Accordingly, no assurance can be given that our business model will be successful or that it can sustain revenue growth and maintain sufficient gross margins.  No assurance can be given that our products and services will achieve market acceptance by consumers and or businesses or provide acceptable gross margins.  Failure to do so may force us to cease our operations.

Our competitors could force us out of business.

Our business is subject to significant competition from companies with longer operating histories, longer client relationships and greater financial, management, technology, development, sales, marketing and other resources than we have and who currently provide or are beginning to make available similar product and service offerings that compete with ours..  We attempt to provide our clients with a complete range of information technology services, including software applications and information technology consulting.  Competition depends to a large extent on clients' perception of the quality and creativity as well as the technical proficiency of our information technology services and those of our competitors.  To the extent we lose clients to our competitors, our future operating performance could be materially and adversely affected.

Our revenues may be negatively affected by the loss of a client or failure to collect receivables.

We currently have two recurring clients, which account for all of our revenues to date.  Our management expects to continue to derive a significant portion of our revenue from projects for a limited number of clients.  Our revenue and profitability could be negatively affected if we were to lose one or more clients or if we were to fail to collect a large account receivable.  Terminations by any client could adversely impact our business, financial condition and results of operations.

Our revenues will decline if customers become dissatisfied with our products or services.

Customer satisfaction with our products and services is necessary for our continuing operations.  Our software applications and ongoing customer support must meet the requirements and expectations of our clients.  Although we expect to assess a customer’s needs prior to beginning a project, we cannot guarantee that we will be effective doing so.  To date, none of our clients have been unsatisfied with our products and services, nor have we had any client fail to pay maintenance fees.  However, if a customer is not satisfied with the product or service contracted for, that customer may choose to terminate our relationship.  In addition, a dissatisfied customer may elect not to pay recurring maintenance fees in accordance with our contracts.

We are dependent upon the services of independent contractors to provide and develop significantly all of our services and products.  The loss of one or more of these individuals may prevent us from executing our business.

Our custom software applications are designed by independent contractors.  We are significantly dependent upon these contractors to fulfill our service agreements with clients.  Our independent contracts may also be involved in other business activities and may, in the future, become involved in further business opportunities.  If a specific business opportunity becomes available, one or more of these contractors may face a conflict in selecting between STAT Software and his or her other business interests.

The loss of any independent contractor will cause us to be unable to meet our contractual obligations with clients.  If we are unable to find a suitably knowledgeable replacement, we will be unable to proceed with our business.  This could result in cancellation of agreements, refusal to accept deliveries or a reduction in purchase prices, any of which will decrease our revenues.

Vulnerability to security breaches, glitches and other computer failures could harm the operations of STAT Software or our clients.

Certain of our products and services may rely upon the Internet to provide various functions.  The secure transmission of confidential information over public networks is a critical element of our operations.  A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our operations.  If we are unable to prevent unauthorized access to our users’ information and transactions, our customer relationships will be harmed.  Although we intend to implement industry-standard security measures, these measures may not prevent future security breaches.  Heavy stress placed on our systems could cause systems failures or operation of our systems at unacceptably low speeds.

If existing and potential legislation is construed as applicable to our business or products and services, our profitability may be adversely affected.

Certain of the products we develop or services we provide utilize the Internet for various functions, and due to concerns arising in connection with the increasing popularity and use of the Internet, a number of laws and regulations may be adopted covering issues such as user privacy, pricing, characteristics, acceptable content, taxation and quality of products and services, which could be considered applicable to our products and services.  Such legislation could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, which could cause a decline in our revenues.

Investors in our company will have limited control over decision-making because our principal stockholders, officers and directors control the majority of our outstanding voting stock.

Our directors and executive officers beneficially own approximately 86% of our outstanding common stock.  As a result, these stockholders could exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.  This concentration of ownership limits the power to exercise control by the minority shareholders.

Our management is involved with other business activities, which could reduce the time they allocate to our operations.

Our operations depend substantially on the skills and experience of each of our officers and directors.  Without employment contracts, we may lose any of our officers and directors to other pursuits without a sufficient warning and, consequently, go out of business.

Our officers and directors are each involved in other business activities and may, in the future, become involved in other business opportunities.  If a specific business opportunity becomes available, one or more of these individuals may face a conflict in selecting between STAT Software and his or her other business interests.  We have not formulated a policy for the resolution of such conflicts.

We may expend significant resources to defend claims of infringement by third parties, and if we are not successful we may be required to pay significant fees.

We cannot assure you that in the future third parties will not bring additional claims of copyright or trademark infringement, patent violation or misappropriation of creative ideas or formats against us with respect to our products or services.  Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements or prevent us from using important technologies, ideas or formats.

You may not be able to sell your shares in our company because there is no public market for our stock.

We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC.  The fully reporting status is a necessary step to have our stock listed on the National Association of Securities Dealers Over-the-Counter Bulletin Board®, and thereby creating a publicly traded market for our stock.  Concurrently, we have filed through a licensed market maker, an information statement prepared in accordance with Rule 15c2-11 of the Securities Exchange Act of 1934, in an effort to obtain listing on the OTCBB®.

There is no public market for our common stock.  Our common stock is currently not quoted on any exchanges and our stock is held in a small community of shareholders.  Therefore, the market for the common stock is limited.  However, we expect to undertake steps that would create a publicly traded market for our float stock and thus enhance the liquidity of our shares.  However, we cannot assure you that a meaningful trading market will develop.  We make no representation about the value of our common stock.

Fluctuations in the trading price of our common stock could prevent investors from selling their holdings.

If our stock ever becomes tradable, the trading price of our common stock could be subject to wide fluctuations in response to variations in quarterly results of operations, the gain or loss of significant web site customers, changes in earning estimates by analysts, announcements of technological innovations or new products by us or our competitors, general conditions in the information technology industry, and other events or factors, many of which are beyond our control.  In addition, the stock market has recently experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar or related to ours, which have been unrelated to the operating performance of these companies.  These market fluctuations in the trading price of our common stock could make it difficult for investors to sell their stock.

Investors may have difficulty liquidating their investment because our common stock is likely to be subject to penny stock regulation.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system).  The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

Certain Nevada corporation law provisions could prevent a potential takeover, which could adversely affect the market price of our common stock.

We are incorporated in the State of Nevada.  Certain provisions of Nevada corporation law could adversely affect the market price of our common stock.  Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us.  Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors.  Our articles of incorporation and by-laws contain no similar provisions.

Item 3.  Description of Property

Description of Property

STAT Software, Inc. has its headquarters in Nevada.  Our mailing address is STAT Software, Inc., 2061 East Sahara Avenue, Las Vegas, NV 89104, phone: (702) 732-2744, and fax: (702) 734-6778.  This office space is provided at no cost to us by Richard Vincent, an officer and director of our Company.

There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use.  We believe that this arrangement is suitable given the nature of our current operations, and also believe that we will not need to lease additional administrative offices for at least the next 12 months.

Investment Policies

Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income.  We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of March 31, 2004 certain information regarding the beneficial ownership of our common stock by:

1.

Each person who is known us to be the beneficial owner of more than 5% of the common stock,

2.

Each of our directors and executive officers and

3.

All of our directors and executive officers as a group.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse.  No change in control is currently being contemplated.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	% OF CLASS

Common Stock	Michael Kelley, Vice-President(1)	1,255,000	29.12%
Common Stock	Richard Vincent, Treasurer(1)	1,205,000	27.96%
Common Stock	Douglas Condie, President(1)	690,000	16.01%
Common Stock	Mary Anne Miller, Secretary(1)	430,000	9.98%

	Officers and Directors as a Group	3,580,000	83.07%

Footnotes:

(1)

The address of officers and directors in the table is c/o STAT Software, Inc., 2061 East Sahara Avenue, Las Vegas, NV 89104.

Change in Control

No arrangements exist that may result in a change of control of STAT.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

The following table sets forth certain information with respect to each of our executive officers or directors.

NAME	AGE	POSITION	PERIOD SERVING	TERM
Douglas P. Condie	34	President	June 2003-2004	1 year(1)
Michael L. Kelley	51	Vice-President	June 2003-2004	1 year(1)
Richard B. Vincent	63	Treasurer	June 2003-2004	1 year(1)
Mary Anne Miller	53	Secretary	June 2003-2004	1 year(1)

Footnotes:

(1)

Directors hold office until the next annual stockholders’ meeting to be held in 2004 or until a successor or successors are elected and appointed.

Directors, Executive Officers and Significant Employees

Set forth below are summary descriptions containing the name of our directors and officers, all positions and offices held with us, the period during which such officer or director has served as such, and the business and educational experience of each during at least the last five years:

Douglas P. Condie, President, a graduate of Brigham Young University, with a degree in physics, mathematics and Japanese has been designing and developing customized accounting/database applications for small to medium companies in the travel, transportation and professional services since 1995.  From 1995 to 2001, Mr. Condie was employed with Japan Travel Bureau International.  Douglas started a sole proprietorship as an independent contractor in 1997 specializing in database application for the healthcare and outpatient counseling industries and has been the major developer for numerous web-based and company specific computer applications.  From 1998 to the present, Mr. Condie has been working with Legal Rehabilitation Services.  From 1999 to 2003, has worked with Interstate Records.  Since 2001, Mr. Condie has been employed at DPN, Inc., a subsidiary of Fidelity Insurance, which entails remote and on-site clients in the real estate industry.

Michael L. Kelley, Vice-President, graduated in 1972 from Southern Utah State University with a degree in Education.  After returning to Southern Nevada from college, he worked for the Clark County Juvenile Court as a senior supervisor for the Spring Mountain Youth Camp from 1972 to 1978.  Relocating to San Francisco, CA in 1979, Mr. Kelley was employed for two years as a contract compliance officer for the Mayor’s Office of Employment and Training.  Returning to Southern Nevada in 1981, he began working and investing for himself in various business projects, including: purchasing and managing real estate properties, opening and operating a pizza restaurant.  Mr. Kelley was a president of the Black Mountain Golf and Country Club in 1997.  Since 2001, he has been conducting marketing activities for Legal Rehabilitation Services.

Richard B. Vincent, Treasurer, graduated from the University of Nevada, Las Vegas, and is a licensed Social Worker and licensed Counselor.  Mr. Vincent was employed by the Clark County Juvenile Court from 1968 to 1986.  During that period, he held administrative positions.  Mr. Vincent was employed by Comprehensive Care Corporation, a New York Stock Exchange company, from 1988 to 1996 as a hospital administrator and vice-president of operations.  Mr. Vincent founded Legal Rehabilitation Services, a behavioral health out-patient clinic, in 1997, and is currently the Chief Executive Officer and owner.

Mary Anne Miller, Secretary, a native of Henderson, Nevada, graduated from California State University, Chico with a degree in Education, before moving to New York City.  From 1980 to 1985, she worked in the advertising industry in Manhattan.  From 1979 to 1981, she worked in a large commercial photography lab in the capacity of expeditor between the lab and the client and later as a sales representative manager of a sales force of 10 people.  She then became a print ad retouching manager of that studio in 1982.  She also purchased and remodeled a historic property, The Stone House Café and Art Gallery, which she developed into an award-winning gourmet restaurant and art gallery in Litchfield, Connecticut.  Ms. Miller, since 2000, has been self-employed independent facilitator for Domestic Violence Counseling Courses at Legal Rehabilitation Services.

Family Relationships

None.

Item 6.  Executive Compensation

Remuneration of Directors, Executive Officers and Significant Employees

We do not have employment agreements with our executive officers.  We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers.  There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity.  We plan to have these agreements completed by the beginning of the next year.  We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future.  In the meanwhile, none of our executive officers have been drawing salaries since they were appointed to their positions.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
	----------------------------				-----------------------------------------------------
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)

Douglas P. Condie	2003	-	-		$7,000	-	-	10,750
President	2002	-	-		$7,250	-	-	2,250

Michael L. Kelley	2003	-	-	-	-	-	-	-
Vice-President	2002	-	-		$12,500	-	-	-

Richard B. Vincent	2003	-	-	-	$6,250	-	-	-
Treasurer	2002	-	-	-	$6,250	-	-	-

Mary Anne Miller	2003	-	-	-	-	-	-	-
Secretary	2002	-	-	-	-	-	-	-

Directors’ Compensation

We have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors of our company.

Employment Contracts and Officers’ Compensation

Since our incorporation, we have not entered into employment agreements with any of our officers, directors or employees.  Any future compensation to be paid to these individuals will be determined by our Board of Directors, and employment agreements will be executed.  We do not currently have plans to pay any compensation to our officers or directors until such time as we are cash flow positive.

Stock Option Plan And Other Long-term Incentive Plan

We currently do not have existing or proposed option/SAR grants.

Item 7.  Certain Relationships and Related Transactions

On June 13, 2002, we issued 1,320,000 shares of our $0.001 par value common stock as founders’ shares to Douglas Condie, Michael Kelley, Mary Anne Miller and Richard Vincent, all of whom are officers and directors, in exchange for subscriptions receivable in the amount of $20,000.  The shares were distributed equally among the four individuals.

On June 13, 2002, we issued 825,000 shares of our common stock to Michael Kelley and 330,000 shares to Douglas Condie, both of whom are our officers and directors, in exchange for consulting services rendered in the amount of $17,500.  These officers received compensation in the form of common stock for performing services related to the formation and organization of our Company; thus, these shares are considered to have been provided as founder’s shares.  Officers and directors that did not undertake organizational activities did not receive founder’s shares.  Additionally, the services are considered to have been donated, and have resultantly been expensed and recorded as a contribution to capital.  These consulting services include, without limitation:

1.

Formation of our corporate entity;

2.

Use of equipment and supplies, as necessary;

3.

Recruiting independent consultants;

4.

Establishing the founding membership and management team;

5.

Administrative efforts; and

6.

Organizing the business matters of our Company.

On June 13, 2002, we issued 825,000 shares of our $0.001 par value common stock as founders’ shares to Richard Vincent, an officer and director in exchange for the use of office space for a period of one year at a rate of $1,042 per month.  At the time of formation, our officers and directors elected to prepay rent in the form of our common stock rather than expend our capital reserves.  The total amount of the shares is valued at $12,500.

In August 2002, we received cash in the amount of $20,000 to cancel the entire balance in the subscriptions receivable account.

We paid contract labor fees to Douglas Condie, an officer and director, for services valued at $12,725 and $2,000 for the year ended December 31, 2003 and the three month period ended March, 31, 2004, respectively.  Mr. Condie performed services for us related to our information technology products and services.  Mr. Condie acted as an independent contractor, and was thus paid on a contract labor fee basis.

We earned revenues from LRS Systems, Ltd., formerly known as Legal Rehabilitation Services, a related party, in the amount of $38,900 and $5,500 for the year ended December 31, 2003 and the three month period ended March 31, 2004, respectively.  LRS Systems, Ltd., a related party, is materially controlled by Richard Vincent, an officer and director of our company.

We earned revenues from NevWest Securities Corporation, a related party, in the amount of $2,188 and $3,750 for the year ended December 31, 2003 and the three month period ended March 31, 2004, respectively, respectively.  Michael Kelley, an officer and director, is also a shareholder and director of NevWest, a related party.

Nevwest Securities Corporation, a related party, a Nevada NASD-registered broker/dealer, performed underwriting services for us in relation to our offering of common stock pursuant to Regulation D, Rule 504 on a best-efforts basis.  In exchange, we provided NevWest a non-accountable expense allowance of $1,000 and paid $5,070 in commission.

Item 8.  Description of Securities

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share.  As of December 31, 2002, we had 4,314,000 shares of common stock outstanding.  To date, we have not issued preferred stock and have no plans, commitments or understandings to do so.  The following summary discusses all of the material terms of the provisions of our common stock and preferred stock as set forth in our "Articles of Incorporation" and bylaws.

Common Stock

As a holder of our common stock:

1.

You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

2.

You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

3.

You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

4.

You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

5.

Your shares are fully paid and non-assessable.  Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

Although we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine.  Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights.  This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.

Anti-Takeover Provisions

Our charter and by-laws allow us to authorize and issue preferred or common stock with designations and rights that our Board of Directors may determine at their discretion to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of our company.

Additionally, the anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Revised Statutes apply to STAT Software, Inc.  The Nevada law prohibits us from merging with or selling our company or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors.  The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity.  These provisions could delay, defer or prevent a change in control of our company.  Our articles and by-laws do not contain similar provisions.

Part II

Item 1.  Market for Common Equity and Related Stockholder Matters

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained.  A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales.  Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops.  We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

Shares Available Under Rule 144

There are currently 3,580,000 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933.  All 3,580,000 shares are held by our affiliates, as that term is defined in Rule 144(a)(1).  At the present time, the resale or transfer of the restricted shares of Common Stock are permissible in limited quantities pursuant to Rule 144(e)(1) with notification compliant with Rule 144(h).

Our officers and directors, possessing approximately 83.07% of our voting common stock, control significantly all of our activities and thus, may affect the determination of whether dividends are paid on to our stockholders.

In general, under Rule 144 as amended, a person who has beneficially owned and held “restricted” securities for at least one year, including “affiliates,” may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an “affiliate” of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited resales of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

Holders

As of the date of this prospectus, we have approximately 4,314,000 shares of $0.001 par value common stock issued and outstanding held by approximately 34 shareholders of record.  Our transfer agent is 1st Global Stock Transfer, LLC, 7341 West Charleston Boulevard, Suite 130, Las Vegas, Nevada 89117, phone (702) 656-4919.

C.  Dividends

We have never declared or paid any cash dividends on our common stock.  For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on its common stock.  Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

Item 2.  Legal Proceedings

We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.  Changes in and Disagreements with Accountants

We have had no disagreements with our independent accountants.

Item 4.  Recent Sale of Unregistered Securities

The following discussion describes all the securities we have sold within the past three fiscal years:

Sales conducted under an exemption from registration provided under Section 4(2)

On June 13, 2002, we issued 1,320,000 shares of our $0.001 par value common stock as founders’ shares to four individuals, all of whom were and are officers and directors, in exchange for subscriptions receivable in the amount of $20,000.  Each individual received 330,000 shares.

Also on June 13, 2002, we issued 825,000 shares of our common stock to Michael Kelley and 330,000 shares to Douglas Condie, both of whom are our officers and directors, in exchange for consulting services rendered in the amount of $17,500.  These officers received compensation in the form of common stock for performing services related to the formation and organization of our Company; thus, these shares are considered to have been provided as founder’s shares.  Officers and directors that did not undertake organizational activities did not receive founder’s shares.  Additionally, the services are considered to have been donated, and have resultantly been expensed and recorded as a contribution to capital.

Further on June 13, 2002, we issued 825,000 shares of our common stock to Richard Vincent, an officer and director, in exchange for the use of office space for a period of one year at a rate of $1,042 per month.  At the time of formation, our officers and directors elected to prepay rent in the form of our common stock rather than expend our capital reserves.  The total amount of the shares is valued at $12,500.

We believe that the transactions delineated above are exempt from the registration provisions of Section 5 of the Securities Act as such exemption is provided under Section 4(2) because:

1.

None of these issuances involved underwriters, underwriting discounts or commissions;

2.

Restrictive legends are placed on all certificates issued;

3.

The distribution did not involve general solicitation or advertising; and

4.

The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.  All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

Sales conducted under Regulation D

In July, 2003, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada.  We sold 1,014,000 shares of common stock, par value, at a price of $0.05 per share to approximately 34 investors, of which 30 are unaffiliated shareholders of record and four are our officers or directors.  The 30 non-affiliated, non-accredited shareholders hold 724,000 shares of our common stock.  The four affiliated shareholders (Richard Vincent, Douglas Condie, Mary Anne Miller and Michael Kelley) hold 290,000 shares of common stock.  The offering was sold for $50,700 in cash.  All investors were, at the time of purchase, residents of the State of Nevada.

This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act.  In addition, this offering was underwritten on a best efforts basis.  In regards to the offering closed in June 2003 offering, listed below are the factual circumstances which support the availability of Rule 504:

1.

At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act.  Further, we are not now, nor were we at the time of the offering, considered to be an investment company.  Finally, since inception, we have pursued a specific business plan, and continue to do so.

2.

We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state.  The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale.  In July 2003, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,014,000 shares of our common stock to a total of 34 shareholders.  Four of these purchasers are our officers and directors.  The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

3.

The aggregate offering price for the offering closed in July 2003 was $50,700, all of which was collected from the offering.

This offering of shares was conducted on a best-efforts basis by NevWest Securities Corporation, a related party, a Nevada NASD-registered broker/dealer.  In exchange, we provided NevWest a non-accountable expense allowance of $1,000 and paid $5,070 in commission.

Item 5.  Indemnification of Directors and Officers

Pursuant to the provisions of NRS 78.751, we shall indemnify our directors, officers and employees as follows: Every director, officer, or employee of STAT Software, Inc. shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of STAT Software or is or was serving at the request of STAT Software as a director, officer, employee or agent of STAT Software, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of STAT Software.  STAT Software shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of STAT Software as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

The Articles of Incorporation of the Company provide for every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith.  Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

The Bylaws of the Company provide for indemnification of its directors, officers and employees against all expenses and liabilities as a result of any suit, litigation or other proceedings for damages.  We have further been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by an affiliate or our company in connection with the securities being registered, we will submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

(a) Audited Financial Statements as of December 31, 2003

(b) Unaudited Financial Statements as of March 31, 2004

(a)  Audited Financial Statements as of December 31, 2003

STAT Software, Inc.

(A Development Stage Company)

Balance Sheets

as of

December 31, 2003

and

Statement of Operations,

Changes in Stockholders’ Equity, and

Cash Flows

for the period of

June 13, 2002 (Date of Inception)

through

December 31, 2003

Beckstead and Watts, LLP

Certified Public Accountants

3340 Wynn Road

Las Vegas, NV 89102

702.257.1984

702.362.0540 (fax)

INDEPENDENT AUDITOR’S REPORT

Board of Directors

Stat Software, Inc.

We have audited the Balance Sheet of Stat Software, Inc. (the “Company”) (A Development Stage Company), as of December 31, 2003, and the related Statements of Operations, Stockholders’ Equity, and Cash Flows for the year ended December 31, 2003, the period June 13, 2002 (Date of Inception) to December 31, 2002, and for the period June 13, 2002 (Date of Inception) to December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stat Software, Inc. (A Development Stage Company) as of December 31, 2003, and the results of its operations and cash flows for the year ended December 31, 2003, the period June 13, 2002 (Date of Inception) to December 31, 2002, and for the period June 13, 2002 (Date of Inception) to December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations.  This raises substantial doubt about its ability to continue as a going concern.  Management’s plan in regard to these matters are also described in Note 3.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Beckstead and Watts, LLP

March 16, 2004

Stat Software, Inc.

(A Development Stage Company)

Balance Sheet

December 31,
2003

Assets

Current assets:
Cash and equivalents	$43,376
Total current assets	43,376

Fixed assets, net	3,981

$47,357

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	3,500
Total current liabilities	3,500

Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000
shares authorized, zero shares issued and outstanding	-
Common stock, $0.001 par value, 20,000,000 shares
shares authorized, 4,314,000 shares
issued and outstanding as of 12/31/03	4,314
Additional paid in capital	96,386
(Deficit) accumulated during development stage	(56,843)
43,857

$47,357

The accompanying notes are an integral part of these financial statements.

Stat Software, Inc.

(A Development Stage Company)

Statements of Operations

	For the	June 13, 2002	June 13, 2002
	year ended	(Inception to)	(Inception to)
	December 31,	December 31,	December 31,
	2003	2002	2003

Revenue – related party	$41,088	$2,250	$43,338

Cost of revenue:
Contract labor – related party	12,725	1,775	14,500
Contract labor	27,000	-	27,000
	39,725	1,775	41,500

Gross profit	1,363	475	1,838

Expenses:
General & administrative expenses	5,079	2,084	7,163
General & administrative expenses – related party	6,250	6,250	12,500
Research and development	8,775	475	9,250
Depreciation expense	677	-	677
Organizational and offering costs	4,736	6,855	11,591
Consulting – related party	-	17,500	17,500
Total expenses	25,517	33,164	58,681

Net (loss)	$(24,154)	$(32,689)	$(56,843)

Weighted average number of
common shares outstanding – basic and fully diluted	3,894,510	3,300,000

Net (loss) per share – basic and fully diluted	$(0.01)	$(0.01)

The accompanying notes are an integral part of these financial statements.

Stat Software, Inc.

(A Development Stage Company)

Statement of Changes in Stockholders’ Equity

					(Deficit)
					Accumulated
			Additional		During	Total
	Common Stock		Paid-in	Subscriptions	Development	Stockholders’
	Shares	Amount	Capital	Receivable	Stage	Equity

June 2002
Founder shares
issued for subscriptions
receivable and services	3,300,000	$3,300	$46,700	$(20,000)	$-	$30,000

August 2002
Cancellation of subscriptions
receivable				20,000		20,000

Net (loss)
June 13, 2002 (inception) to
to December 31, 2002					(32,689)	(32,689)

Balance, December 31, 2002	3,300,000	3,300	46,700	-	(32,689)	17,311

June 2003
Shares issued pursuant to
Reg. D, Rule 504 offering (net)	1,014,000	1,014	49,686			50,700

Net (loss)
Seven months ended July 31, 2003					(24,154)	(24,154)

Balance, July, 31, 2003	4,314,000	$4,314	$96,386	$-	$(56,843)	$43,857

The accompanying notes are an integral part of these financial statements.

Stat Software, Inc.

(A Development Stage Company)

Statement of Cash Flows

	For the	June 13, 2002	June 13, 2002
	year ended	(Inception to)	(Inception to)
	December 31,	December 31,	December 31,
	2003	2002	2003

Cash flows from operating activities
Net (loss)	$(24,154)	$(32,689)	$(56,843)
Depreciation	677	-	677
Amortization of prepaid rent – related party	6,250	6,250	12,500
Shares issued for consulting – related party	-	17,500	17,500
Adjustments to reconcile net (loss) to
net cash (used) by operating activities:
Increase in accounts payable	3,500	-	3,500
Net cash (used) by operating activities	(13,727)	(8,939)	(22,666)

Cash flows from investing activities
Purchase of fixed assets	(3,811)	(847)	(4,658)
Net cash (used) by investing activities	(3,811)	(847)	(4,658)

Cash flows from financing activities
Issuances of common stock	50,700	20,000	70,700
Net cash provided by financing activities	50,700	20,000	70,700

Net increase in cash	33,162	10,214	43,376
Cash and equivalents – beginning	10,214	-	-
Cash and equivalents – ending	$43,376	$10,214	$43,376

Supplemental disclosures:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Non-cash transactions:
Shares issued for consulting and prepaid rent
to related parties	$-	$30,000	$30,000
Number of shares issued for consulting and
prepaid rent to related parties	-	1,980,000	1,980,000

The accompanying notes are an integral part of these financial statements.

Stat Software, Inc.

(A Development Stage Company)

Notes

Note 1 – History and organization of the company

The Company was organized June 13, 2002 (Date of Inception) under the laws of the State of Nevada, as Stat Software, Inc.  The Company has limited operations and in accordance with SFAS #7, the Company is considered a development stage company.

Note 2 – Accounting policies and procedures

Cash and cash equivalents

The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits.  For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.  There were no cash equivalents as of December 31, 2003.

Fixed assets

Fixed assets are recorded at cost. The cost of maintenance and repairs is charged against results of operations as incurred. Depreciation is charged against results of operations using the straight-line method over the estimated economic useful life.

Impairment of long-lived assets

Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired.  No such impairments have been identified by management at December 31, 2003.

Revenue recognition

The Company recognizes revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonably assured. Additionally, revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable.

The Company evaluate the criteria outlined in Emerging Issues Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when the Company is the primary obligor in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded gross. If the Company is not the primary obligor and amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two, the Company generally record the net amounts as commissions earned.

Product sales, net of promotional discounts, rebates, and return allowances, are recorded when the products are shipped and title passes to customers. Retail items sold to customers are made pursuant to a sales contract that provides for transfer of both title and risk of loss upon our delivery to the carrier. Return allowances, which reduce product revenue by the Company’s best estimate of expected product returns, are estimated using historical experience.  No revenues from product sales were recorded during the seven months ended July 31, 2003 or the period ended December 31, 2002.

The Company periodically provides incentive offers to its customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by customers, are treated as a reduction to the purchase price of

Stat Software, Inc.

(A Development Stage Company)

Notes

the related transaction, while inducement offers, when accepted by customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using our historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in “Net sales.”

The Company provides services to its customers under contracts which contain various pricing mechanisms and other terms. These services generally fall into one of the following categories:

•

IT outsourcing services — includes application systems outsourcing, technology infrastructure outsourcing (including mainframe and network support services, maintenance services and helpdesk services), and back office outsourcing. The fees under these arrangements are generally based on the level-of-effort incurred in delivering the services, including cost plus and time and materials fee arrangements, on a contracted fixed-price for contracted services, or on a contracted per-unit price of each service delivered. The term of outsourcing contracts generally range between five and ten years.

•

Business process services — includes services such as claims processing, revenue cycle management, travel agent commission settlement, and engineering services. The fees for these services are generally based on time and materials, on a contracted price per unit of service delivered, or on a contracted fixed-price for the contracted level of services. The term of business process services contracts generally range from month-to-month to five years.

•

Consulting services — includes services such as application development and maintenance, system design and implementation services, application systems migration and testing, and management consulting and IT strategy services. The fees for these services are generally based on a contracted level-of-effort, including time and materials contracts and cost plus contracts, and on a contracted fixed-price. The term of consulting contracts varies based on the complexity of the services provided and the customers’ needs.

Within these three categories of services, contracts include non-construction-type service deliverables, including technology and back office outsourcing, and construction-type service deliverables, such as application development. Revenue for non-construction-type arrangements is recognized in accordance with Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition,” when services are rendered; evidence of arrangement exists, usually evidenced by a signed contract; the fee is fixed or determinable; and collectibility is reasonably assured. Specifically, revenue from fixed-fee contracts is recognized on a straight-line basis over the term, regardless of the amounts that can be billed in each period, unless there is a better measure of performance or delivery. Revenue from time and materials contracts and unit-priced contracts is recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the contract, then the Company evaluates whether it is more appropriate to record revenue based on the average per-unit prices during the term of the contract or based on the actual amounts billed. Revenue from cost plus contracts is recognized as the cost is incurred.

For construction-type services, revenue is recognized in accordance with the provisions of Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” In general, SOP 81-1 requires the use of the percentage-of-completion method to recognize revenue and profit as work progresses, and the Company generally uses the cost or hours incurred to date to measure progress towards completion. This method relies on estimates of total expected costs or total expected hours to complete the construction service, which are compared to costs or hours incurred to date, to arrive at an estimate of how much revenue and profit has been earned to date.

Because these estimates may require significant judgment, depending on the complexity and length of the construction services, the amount of revenues and profits that have been recognized to date are subject to revisions. If the Company does not accurately estimate the amount of costs or hours required or the scope of work to be performed, or do not complete our projects within the planned periods of time,

Stat Software, Inc.

(A Development Stage Company)

Notes

or does not satisfy its obligations under the contracts, then revenues and profits may be significantly and negatively affected or losses may need to be recognized. Revisions to revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

In contracts for both non-construction and construction services, the Company may bill the customer prior to performing the service, which would require it to record deferred revenue. In other contracts, the Company may perform the service prior to billing the customer, which may require it to record an unbilled receivable.

Multiple-Element Arrangements - Adoption of EITF 00-21

On November 21, 2002, the FASB Emerging Issues Task Force reached a consensus on EITF 00-21, regarding when an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. The Company is required to apply the provisions of EITF 00-21 to all new arrangements with multiple deliverables entered into in fiscal periods beginning after June 15, 2003. Alternatively, it is permitted to apply EITF 00-21 to existing arrangements and record the effect of adoption as the cumulative effect of a change in accounting principle. Effective January 1, 2003, the Company adopted EITF 00-21 and changed its method of accounting for revenue from arrangements with multiple deliverables for both existing and prospective customer contracts.  There was no effect to the Company’s financial statements created by this change in accounting principle.

For those contracts which contain both non-construction and construction services, the Company first determines whether each service, or deliverable, meets the separation criteria of EITF 00-21. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a “separate unit of accounting.” The Company allocates the total arrangement consideration to each separate unit of accounting based on the relative fair value of each separate unit of accounting. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another separate unit of accounting.

After the arrangement consideration has been allocated to each separate unit of accounting, the Company applies the appropriate revenue recognition method for each unit of accounting as described previously based on the nature of the services included in each unit of accounting. All deliverables that do not meet the separation criteria of EITF 00-21 are combined into one unit of accounting, and the appropriate revenue recognition method is applied.

The Company’s accounting records for the seven months ended July 31, 2003 and the year ended December 31, 2002 were prepared using the separation criteria of EITF 00-21, so for those contracts which contain both non-construction and construction services, only construction service deliverables meeting the separation criteria of EITF 00-21 were subject to the percentage-of-completion accounting controls and procedures. Accordingly, effects of the accounting change for the year ended December 31, 2002 referred to above are estimates based upon the amount unbilled revenue would have been reduced for the affected customer contracts derived from the most recent percentage-of-completion models prepared.  The effects of the adoption of EITF 00-21 on the financial statements for the seven months ended July 31, 2003 and the year ended December 31, 2002 are immaterial to the financial statements taken as a whole.

Advertising costs

The Company expenses all costs of advertising as incurred.  There were no advertising costs included in selling, general and administrative expenses in 2002 or 2003.

Loss per share

Stat Software, Inc.

(A Development Stage Company)

Notes

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) “Earnings Per Share”.  Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.  The Company had no dilutive common stock equivalents, such as stock options or warrants as of December 31, 2003.

Reporting on the costs of start-up activities

Statement of Position 98-5 (SOP 98-5), “Reporting on the Costs of Start-Up Activities,” which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred.  The Company expensed $4,736 and $6,855 of organizational and offering costs as of December 31, 2003 and 2002, respectively.

Software research and development costs

The Company accounts for computer software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed".  As such, all costs incurred prior to the product achieving technological feasibility are expensed as research and development costs.  Technological feasibility is generally achieved upon satisfactory beta test results.  The costs incurred to transition the software from “beta test” to “general availability” are insignificant.  Upon achieving technological feasibility, programming costs are capitalized and amortized over the economic useful live which is estimated to be two years. There were no capitalized software development costs as of December 31, 2003 and December 31, 2002.  The Company expensed software research and development costs totaling $8,775 and $475 during the year ended December 31, 2003 and the period ended December 31, 2002, respectively.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2003.  The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable on the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Segment reporting

The Company follows Statement of Financial Accounting Standards No. 130, “Disclosures About Segments of an Enterprise and Related Information”. The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends

The Company has not yet adopted any policy regarding payment of dividends.  No dividends have been paid or declared since inception.

Stat Software, Inc.

(A Development Stage Company)

Notes

Recent pronouncements

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123.” This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company’s financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others”, an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others”. FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company has adopted the provisions of FIN No. 46 during the first quarter of fiscal 2003.

Stock-Based Compensation

The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of FAS No. 123, "Accounting for Stock-Based Compensation."  Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by FAS No. 123.

Stat Software, Inc.

(A Development Stage Company)

Notes

Year end

The Company has adopted December 31 as its fiscal year end.

Note 3 - Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has incurred a net loss of $56,843 for the period from June 13, 2002 (inception) to December 31, 2003, and has limited revenue.  The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities.  Management plans to raise additional capital via a debt and/or equity offering and an officer of the Company has agreed to loan the Company funds as needed to sustain business for a period of twelve months.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Note 4 – Fixed assets

Fixed assets as of December 31, 2003 consisted of the following:

                                           Computer equipment                        $4,658

                                           Accumulated depreciation                   (677)

                                                                                                    $ 3,981

Note 5 – Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"  ("SFAS No. 109"), which requires use of the liability method.   SFAS No.  109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.  Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes.  The sources and tax effects of the differences are as follows:

  U.S federal statutory rate      (34.0%)

  Valuation reserve                    34.0%

  Total                                            -%

As of December 31, 2003, the Company has a net operating loss carry forward of approximately $56,843 for tax purposes, which will be available to offset future taxable income.  If not used, $32,689 will expire in 2021 and $24,154 of the carry forward will expire in 2022.

Note 6 – Stockholder’s equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

Stat Software, Inc.

(A Development Stage Company)

Notes

On June 13, 2002, the Company issued 3,300,000 shares of its $0.001 par value common stock as founders’ shares to several officers and directors in exchange for subscriptions receivable in the amount of $20,000, consulting services valued at $17,500, and prepaid rent valued at $12,500.

In August 2002, the Company received cash in the amount of $20,000 to cancel the entire balance in the subscriptions receivable account.

During June 2003, the Company issued 1,014,000 shares of its $0.001 par value common stock for cash  totaling $50,700 pursuant to its Regulation D, Rule 504 of the Securities and Exchange Commission Act of 1933 (as amended), offering.

There have been no other issuances of common stock and/or preferred stock.

Note 7 – Related party transactions

On June 13, 2002, the Company issued 1,320,000 shares of its $0.001 par value common stock as founders’ shares to several officers and directors in exchange for subscriptions receivable in the amount of $20,000.  During August 2002, the Company received cash in the amount of $20,000 to cancel the entire balance in the subscriptions receivable account.

On June 13, 2002, the Company issued 1,155,000 shares of its $0.001 par value common stock as founders’ shares to two officers and directors in exchange for consulting services rendered in the amount of $17,500.

On June 13, 2002, the Company issued 825,000 shares of its $0.001 par value common stock as founders’ shares to an officer and director in exchange for the use of his office space for a period of one year at a rate of $1,042 per month.  The total amount of the shares is valued at $12,500 capitalized as prepaid rent.  The Company amortized $6,250 and $6,250 to rent expense during the year ended December 31, 2003 and period ended December 31, 2002, respectively.

The Company paid contract labor fees to an officer and director for services valued at $12,725 and $1,775 for the year ended December 31, 2003 and period ended December 31, 2002, respectively.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities.  If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests.  The Company has not formulated a policy for the resolution of such conflicts.

Note 8 – Warrants and options

As of December 31, 2003, there were no warrants or options outstanding to acquire any additional shares of common stock.

(b)  Unaudited Financial Statements as of March 31, 2004

Stat Software, Inc.

(A Development Stage Company)

Unaudited Financial Statements

through

March 31, 2004

Stat Software, Inc.

(A Development Stage Company)

Balance Sheet

(Unaudited)

March 31,
2004
Assets

Current assets:
Cash and equivalents	$35,379
Accounts receivable	750
Prepaid expense	1,000
Total current assets	37,129

Fixed assets, net	3,670

$40,799

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	3,500
Total current liabilities	3,500

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, 5,000,000 shares
authorized, no shares issued and outstanding	-
Common stock, $0.001 par value, 20,000,000 shares
authorized, 4,314,000 shares issued and outstanding	4,314
Additional paid-in capital	96,386
(Deficit) accumulated during development stage	(63,401)
37,299

$40,799

The accompanying notes are an integral part of these financial statements.

Stat Software, Inc.

(A Development Stage Company)

Statement of Operations

(Unaudited)

	Three months ended		June 13, 2002
	March 31,		(Inception) to
	2004	2003	March 31, 2004

Revenue – related party	$9,250	$-	$52,588

Cost of revenue:
Contract labor – related party	2,000	-	16,500
Contract labor	6,538	-	33,538
	8,538	-	50,038

Gross profit	712	-	2,550

Expenses:
General & administrative expenses	3,997	-	11,160
General & administrative expenses – related party	-	-	12,500
Research and development	2,962	-	12,212
Depreciation expense	311	-	988
Organizational and offering costs	-	-	11,591
Consulting – related party	-	-	17,500
Total expenses	7,270	-	65,951

Net (loss)	$(6,558)	$-	$(63,401)

Weighted average number of
common shares outstanding – basic and fully diluted	4,314,000	-

Net (loss) per share – basic and fully diluted	$(0.00)	$-

The accompanying notes are an integral part of these financial statements.

Stat Software, Inc.

(A Development Stage Company)

Statement of Cash Flows

(Unaudited)

	Three months ended		June 13, 2002
	March 31,		(Inception) to
	2004	2003	March 31, 2004
Cash flows from operating activities
Net (loss)	$(6,558)	$-	$(63,401)
Adjustment to reconcile net (loss) to
net cash (used) by operating activities:
Depreciation	311	-	988
Amortization of prepaid rent – related party	-	-	12,500
Shares issued for consulting – related party	-	-	17,500
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(750)	-	(750)
(Increase) in prepaid expenses	(1,000)	-	(1,000)
Increase in accounts payable	-	-	3,500
Net cash (used) by operating activities	(7,997)	-	(30,663)

Cash flows from investing activities
Purchase of fixed assets	-	-	(4,658)
Net cash (used) by investing activities	-	-	(4,658)

Cash flows from financing activities
Issuances of common stock	-	-	70,700
Net cash provided by financing activities	-	-	70,700

Net increase in cash	(7,997)	-	35,379
Cash and equivalents – beginning	43,376	-	-
Cash and equivalents – ending	$35,379	$-	$35,379

Supplemental information:
Interest paid	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -

Non-cash transactions:
Shares issued for consulting and prepaid rent
To related parties	$ -	$ -	$30,000
Number of shares issued for consulting and
Prepaid rent to related parties	-	-	1,980,000

The accompanying notes are an integral part of these financial statements.

Stat Software, Inc.

(A Development Stage Company)

Notes

Note 1 - Basis of presentation

The consolidated interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein.  It is suggested that these consolidated interim financial statements be read in conjunction with the audited financial statements and notes of the Company filed with its Form 10KSB with the US Securities and Exchange Commission for the year ended December 31, 2003.  The Company follows the same accounting policies in the preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.

Note 2 – Fixed assets

The Company recorded depreciation expense of $311 and $-0- during the three months ended March 31, 2004 and 2003, respectively.

Note 3 – Stockholder’s equity

The Company did not issue any shares of its preferred or common stock during the three months ended March 31, 2004.

Note 4 – Related party transactions

The Company paid its officer and director contract labor fees totaling $2,000 during the three months ended March 31, 2004.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities.  If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests.  The Company has not formulated a policy for the resolution of such conflicts.

Note 5 – Research and development costs

The Company expended $2,962 towards research and development of its software technology during the three months ended March 31, 2004.

Part III

Item 1.  Index to Exhibits

Exhibit Number	Name and/or Identification of Exhibit

3	Articles of Incorporation & By-Laws
a. Articles of Incorporation of the Company filed June 13, 2002.
b. By-Laws of the Company adopted June 13, 2001.

10	Material Contracts
Consulting Agreement with NevWest Securities Corporation

23	Consent of Experts and Counsel
Consents of independent public accountants

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


STAT SOFTWARE, INC.
(Registrant)

By: /s/ Douglas P. Condie	June 28, 2004
Douglas P. Condie, President	Date
